FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation
Exact Name of Registrant as Specified in Charter

0001168862
Registrant CIK Number

Form 8-K, March 27, 2002, Series 2002-3

333-73036 -04

Name of Person Filing the Document
(If Other than the Registrant)

02029399

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION
(Registrant)

Dated: March 27, 2002

By: /s/ Maria Fregosi
Name: Maria Fregosi
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

March 24, 2002

Final Structural and Collateral Term Sheet

$173,344,321 (approximate) of Senior Certificates
ABN AMRO Mortgage Corporation, Depositor
Multi-Class Mortgage Pass-Through Certificates, Series 2002-3

Features of the Transaction

- Offering consists of 4 tracks of senior securities totaling $173,344,321 expected to be rated AAA by S&P, and Fitch. The 4 tracks of seniors are expected to be approximately:
  $12,509,795 of 5.5% coupons
  $54,746,000 of 6.0% coupons
  $46,594,773 of 6.25% coupons
  $54,728,683 of 6.5% coupons
- The overall expected amount of credit support for the senior certificates is 1.25% in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- Substantially all collateral consists of conventional fixed rate 15 year mortgage loans secured by first liens on one to four family residential properties.
- It is expected that all mortgage loans with original loan-to-value ratios greater than 80% will have private mortgage insurance.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	March 28, 2002
Cut-off Date:	Mar 1, 2002
First Distribution Date:	April 25, 2002
Distribution Date:	25th of each month

Key Terms

Issuer: ABN AMRO Mortgage Corporation
Underwriter: Goldman, Sachs & Co.
Seller/Servicer: ABN AMRO Mortgage Group, Inc.
Trustee: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the lesser of 1/12th of 0.125% of the Pool Scheduled Principal Balance for such Distribution Date.
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual: Prior calendar month
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: Double REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest with a five year prepayment lockout to junior certificates. The junior certificates will be subordinated off of the 6.0% track.
Expected Subordination: 1.25%
Expected Rating Agencies Fitch, Inc. ("Fitch") and Standard & Poor's ("S&P")
Minimum Denomination: Senior certificates - $100,000
Delivery: Senior certificates – DTC

Final Mortgage Pool Data (approximate)

	A-1 loans	A-2 loans	A-3 loans	A-4 loans
Total Outstanding Principal Balance:	$ 12,536,766	$ 56,919,161	$ 46,594,773	$57,728,684
[1]Number of Mortgage Loans:	57	156	131	133
Average Original Principal Balance of the Mortgage Loans (000's):	$ 505,794	$ 495,358	$508,946	$494,505
Weighted Average Annual Mortgage Interest Rate:	5.93 %	6.23 %	6.49 %	6.86 %
Expected Servicing Fees (including Master Servicing Fee):	0.25	0.25	0.25	0.25
Weighted Average Maturity:	177	178	179	179
Weighted Average Seasoning:	2	2	1	1
Weighted Average Original Loan-To-Value Ratio:	61.24 %	60.10 %	58.39 %	64.02 %
Owner Occupied:	97.37 %	94.89 %	93.99 %	92.92 %
Originated Under the Full/Alt Documentation Program:	100.00 %	100.00 %	100.00 %	100.00 %
Weighted Average FICO Score	741	742	738	730
State Concentration > 10 %	MI 43.48%	MI 26.28 %	CA 23.38 %	CA 34.57 %
	CA 14.42 %	CA 19.38 %	MI 16.51 %	NY 11.55 %
		IL 13.61 %	IL 15.32 %	
Single Family Detached	78.63 %	92.62 %	98.60 %	94.98 %

[1] This number represents the number of 15year mortgage loans contributing cash flows to the respective track. The total number of 15year mortgage loans is 350